Tycore Ventures Inc.
1802 North Carson Street, Suite 108
Carson City, Nevada 89701
 (647) 723 7333

December 10, 2009

VIA EDGAR AND FACSIMILE – (703) 813-6982

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:    H. Roger Schwall, Esq.

Tycore Ventures Inc.
Registration Statement on
Form S-1 (File No. 333-161868)

Dear Mr. Schwall:

The Tycore Ventures Inc. (the “Company”) hereby withdraws its request for acceleration made to the Securities and Exchange Commission (the “Commission”) in the Company’s letter dated December 9, 2009 to the Commission.

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1of the Company be accelerated to December 11, 2009 at 2:00 p.m. E.S.T. or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•
should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  If you have any questions regarding the foregoing, please contact the undersigned at (647) 723-7333.

Very truly yours,

By:	/s/ Bob Hart
Name: Bob Hart
Title: President

cc:  Thomas E. Puzzo, Esq.